Exhibit 99.53

PRESS RELEASE

Monday, December 17, 2007

Exploration Licenses Renewed at Inter-Citic’s Dachang Gold Project

December 17, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to announce that all exploration licenses at the Company’s Dachang Gold Project due for renewal in 2007 have been renewed on a normal course basis by China’s Ministry of Land and Resources.

“Since the commencement of Inter-Citic’s operations at Dachang in 2004 we have received unqualified support in achieving regulatory compliance from all pertinent Provincial and Central government ministries in China,” said Inter-Citic President James Moore. “We have operated successfully in this regard without interruption. This continuing accomplishment is a credit to the professional expertise and dedication of our management, our joint-venture partner the Qinghai Geological Survey Institute, and the professionals in China at the various government ministries we have dealt with since 2004. This support has contributed positively to our overall productivity and is very encouraging as we formulate our business plans for 2008.”

Inter-Citic’s 279 km2 Dachang Gold Project consists of five exploration license areas. Two of the five areas were renewed on a normal course basis in November, 2006. The three remaining areas were renewed effective December 1, 2007 for an additional two years, the maximum period allowed by Chinese law. All of the Company’s exploration licenses are eligible for and subject to further renewal on their applicable renewal dates.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is a gold exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com